CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
PURSUANT TO 17 C.F.R. §200.83
SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION
DELIVERED TO
THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

September 30, 2015

VIA FEDERAL EXPRESS AND EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:	Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) is hereby responding to the comment contained in your letter dated August 28, 2015 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”). The comment of the Staff is set forth in bold and italicized text below and the Company’s response is set forth in plain text immediately beneath such comment.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of certain information contained herein, we are requesting confidential treatment for selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy

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and not electronically as correspondence under the SEC’s EDGAR system. The Company has sent to the SEC Staff (the “Staff”) and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”), the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.
Form 10-K for the Fiscal Year Ended December 31, 2014
Financial Statements
General

1.
We have considered your responses, including the most recent supplemental information submitted on August 6, 2015, as well as information conveyed in various recent telephone conversations. Based on this information, we are not in a position to agree with your conclusion that it is appropriate to aggregate your five operating segments - Mills; Consumer Products; Beverage; Europe and Pacific Rim into a single reportable segment. In this regard, we do not believe that each of your operating segments meet the aggregation criteria specified in FASB ASC paragraph 280-10-50-11.

Accordingly, revise your segment presentation to separately report each of your operating segments, subject to the quantitative thresholds in FASB ASC paragraphs 280-10-50-12 and 280-10-50-13.

Overview
We acknowledge the Staff’s recent communication that you do not agree with our position of aggregating our operating segments into one reportable segment as previously discussed. The Company has carefully considered the Staff’s position that we should revise our segment presentation to separately report each of the operating segments, subject to the quantitative thresholds in FASB ASC paragraphs 280-10-50-12 and 280-10-50-13.
Accordingly, we have reassessed our presentation of reportable segments and propose to report two reportable segments: Americas Paperboard Packaging, which would include the Beverage, Consumer Products and Mill operating segments, and a second reportable segment, International Paperboard Packaging, which would include the Europe and Pacific Rim operating segments. A discussion of the reasons we believe this presentation provides a meaningful presentation to our investors and other third-

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party users of our financial statements and meets the aggregation criteria of FASB ASC 280 is included below.
Overall Strategy
We have consistently and deliberately articulated our strategy to investors, lenders and other third parties through our periodic public filings, investor presentations and analyst calls. This strategy is straightforward. We operate as a vertically-integrated paperboard packaging company that, through an integrated system of mills and converting operations, produces and sells paperboard cartons to maximize profitability for our Company and returns to our shareholders.
We disclose the performance of our business based on consolidated operating results. Our focus on consolidated results is demonstrated by the fact that our annual and long-term compensation plans for our key executives that run the business, including our operating segment managers, are based on the achievement of consolidated metrics, not operating segment results. There are no independent operating metrics at the divisional leadership level that drive compensation. All are driven by overall consolidated performance. The key metrics that management, our Board of Directors and third parties use to evaluate our performance are earnings per share, income from operations as adjusted for depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted cash flow, net debt and leverage, all of which are measured and reported on a consolidated basis.
The integration of our mill and converting operations is the key to the execution of our strategy. We produce over 2.4 million tons of paperboard annually and currently utilize over 85% of these tons in our converting operations. Our internal usage of tons will continue to grow as part of our “tuck under” acquisition strategy, which is focused on acquiring additional converting operations. Less than [*] of our consolidated net sales are from excess paperboard sold to third parties. Some of the grades and specifications we produce internally are not made available commercially to other converters and some of the grades and specifications we consume are not available from other suppliers. There is no customer or market that could absorb the volume of paperboard produced by our mills, other than our own converting operations. Conversely, our converting operations could not source a sufficient volume of paperboard from a third party, as it is not readily available in the market place. As a result, our mills and converting operations are economically interdependent; they could not survive independently (absent a long term paperboard supply agreement) if split into two stand-alone businesses.
Given this interdependency, we are focused on growing converting volumes and fully leveraging our paperboard capacity as a raw material on a cost effective basis. Recent acquisitions of Rose City and Cascades, as well as the European acquisitions of Benson, Contego and A&R Packaging, are all part of our strategy to utilize increased

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amounts of our own paperboard internally to drive operating synergies. We expect to continue investing in projects to increase paperboard production capacity that will result in opportunities to further integrate our paperboard into our converting operations, either those currently owned or acquired through future acquisitions. This strategy drives our consolidated overall EBITDA margin target of 18% - 20%, a metric we publicly communicate and hold ourselves accountable to achieve.
Aggregation of Europe and Pacific Rim Operating Segments
The Company believes aggregating the Europe and Pacific Rim operating segments into a single International Paperboard Packaging reportable segment is consistent with the objective and basic principles of ASC Subtopic 280-10, and will not significantly impact or mask the operating trends of each of these operating segments. The Company also believes that separate presentation of these two operating segments would not enhance the understanding of the business by investors or other users of the financial statements. Our proposed reportable segment would include the results of operations outside of the Americas.1
In arriving at the conclusion that aggregating the Europe and Pacific Rim operating segments is appropriate, we considered the aggregation criteria of ASC paragraph 280-10-50-11 that require us to consider both the similarity of the economic characteristics as well as the similarity of (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer, (d) the methods used to distribute the product, and (e) the nature of the regulatory environment.
We believe that current EBITDA margins, as well as the prospects for long-term EBITDA margins for Europe and Pacific Rim reflect their similar economic characteristics. Europe and Pacific Rim operating segments reported EBITDA margins of [*] and [*] in 2014, respectively, [*], respectively, in 2013. The lower EBITDA margin for Europe reflected in 2013 was the result of higher costs incurred in connection with the integration of our recent European acquisitions and was not reflective of a normal operating margin or of the prospects of the normal operating margin for the operating segment. Europe has been an area of geographic expansion over the last three years. Net Sales in Europe have grown from approximately $170 million in 2012 to approximately $600 million in 2014. In 2014, once synergies began to be realized by the Europe operating segment and the level of integration of paperboard began to increase, margins increased to be in line with those reported by the Pacific Rim operating segment. As set forth in our most recent Long Range Plan (the “LRP”) shared by senior management with our Board of Directors, we expect margins for the Europe and Pacific Rim operating segments to [*], respectively by 2018.
Qualitatively, the nature of the Europe and Pacific Rim operating segments is similar, in that they both provide paperboard-based packaging solutions (i.e., folding cartons) principally to multinational customers in the beverage and consumer products

1Our International Paperboard reportable segment excludes Australia, which is included in the Beverage operating segment and accounts for approximately [*] of consolidated net sales for the year ended December 31, 2014.

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markets, usually under multi-year contracts. Products produced for the Europe and Pacific Rim operating segments use paperboard, some of which is produced in the Company’s U.S. mills. The integration percentage for Europe is[*] and growing rapidly, during the last two years we have integrated approximately 46 thousand tons from our U.S. mills into our new European converting assets and this total will grow going forward. The Pacific Rim operations use paperboard produced by our mills exclusively. In Europe, folding cartons are produced by Company-owned converting facilities, while in the Pacific Rim folding carton production is contracted with third-party converting facilities. In both operating segments, folding cartons are produced through a highly similar process and are sold through direct sales offices. The regulatory environments for both operating segments are similar, with operations subject to a broad range of environmental, health and safety laws and regulations.
Based on the similar economic and qualitative characteristics of the Europe and Pacific Rim operating segments, we believe that the ASC 280-10-50-11 aggregation criteria have been met and that it is appropriate to aggregate the operating segments into the International Paperboard Packaging reporting segment.
Aggregation of the Beverage and Consumer Products Operating Segments
The Company believes aggregating the Beverage and Consumer Products operating segments into the Americas Paperboard Packaging reportable segment is also consistent with the objective and basic principles of ASC Subtopic 280-10-50 and does not significantly impact or mask the operating trends of each of these operating segments. The Company also believes that separate presentation of these operating segments would not enhance the understanding of the business by investors or other users of the financial statements. This reportable segment would represent the results of operations within the Americas.
In arriving at our conclusion, we considered the aggregation criteria of ASC paragraph 280-10-50-11 that require us to consider both the similarity of the economic characteristics as well as the similarity of (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer, (d) the methods used to distribute the product, and (e) the nature of the regulatory environment pursuant to that same paragraph.
Because the economic results of the Beverage and Consumer Products operating segments are determined in large part by the transfer price for paperboard from our mills (which is discussed in more detail below), they have similar economic characteristics. As previously discussed with the Staff, the EBITDA margins in 2014 for the Beverage and Consumer Products operating segments were [*] and [*], respectively. While there have been differences between the Beverage and Consumer Products operating segments’ EBITDA margins in the past, primarily due to productivity inefficiencies and the more fragmented consumer product customer base, we continue to forecast that future EBITDA margins will converge due to several factors:

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•
The customer base for our Beverage and Consumer Product businesses continues to consolidate, with large consumer packaged goods companies merging and acquiring other companies. Recent examples include the merger of Kraft and Heinz, Post Holding buying MOM Brands, and Anheuser-Busch consolidating the global beer marketplace. The vast majority of our customers have sophisticated procurement organizations capable of acquiring products on a cost effective basis. Given that folding cartons (boxes) are purchased in scale and typically on a multi-year basis, the degree of variability in margins will diminish over time.

•
Beverage and Consumer Products folding cartons are priced based on estimated raw material prices (principally paperboard, which is based on published market prices) and conversion costs. Most customer contracts are multi-year in nature and have common pricing adjustment mechanisms based on market or cost movements of paperboard, resulting in selling prices for our beverage and consumer products typically moving in tandem.

•
Over the past three years, there has been consolidation in the paperboard packaging industry in which we compete. Today, three competitors (GPK, WestRock and PaperWorks) produce approximately 91% of the CRB and CUK paperboard, which serve as the primary raw materials for our folding cartons.

Our LRP for the Beverage and Consumer Products operating segments shows Consumer Products operating segment’s EBITDA margin [*] and the Beverage operating segment’s EBITDA margin [*] over the same time period. This plan has been reviewed and approved by senior management and the Board of Directors. The consumer products improvement in margin is driven by the investments being made at the coated recycled board mills to improve the quality of the paperboard, which will improve converting efficiency, along with overall productivity initiatives and new product development, all of which will result in higher consumer products margins.
Qualitatively, the nature of the Beverage and Consumer Products operating segments are very similar, in that they both provide paperboard-based packaging solutions (i.e., folding cartons) principally to multinational customers in the beverage and consumer products markets, primarily under multi-year contracts covering a range of folding carton products. Both operating segments source substantially all of their paperboard internally from our domestic mills. Further, both operating segments use the same equipment, consisting of printing presses, cutting dies, and gluers, to convert paperboard into folding cartons. Converting facilities may and do produce folding cartons for either beverage or consumer products customers, as the only difference in products is the size, configuration and printing related to product identification. Converting equipment is often relocated from one converting facility to another based

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on regional needs, not operating segment needs. Both the Beverage and Consumer Products operating segments are supported by a centralized supply chain organization that matches paperboard supply from the mills to folding carton customer demands. All graphics that come from our beverage or consumer customers are digitized centrally and sent to the converting plants. In addition, the supply chain organization centrally manages procurement of other raw materials such as ink, glue and coatings, as well as warehousing, freight and distribution across the two operating segments. In both operating segments, folding cartons are sold and accounts serviced through dedicated sales personnel assigned to each customer. The regulatory environment for both operating segments are similar, with operations subject to a broad range of federal, state and local environmental, health, labor and safety laws and regulations.
In addition to expected margin convergence for beverage and consumer products packaging and the similar qualitative characteristics of the Beverage and Consumer Products operating segments, the Company finds that separating customers into these two operating segments is not an exact exercise, as many customers require both beverage and consumer products-type packaging. For example, our acquisitions of Rose City Packaging and the paperboard assets of Cascades, brought new customers to the Company requiring packaging for a mix of food, beverage and consumer products. Now, the senior leader of our consumer products business is responsible for approximately [*] of sales of folding cartons for beverage products, which would have traditionally been characterized as beverage sales. The mix of product sales within the two operating segments occurs because customers are generally separated into one or the other operating segment so that they can be serviced by a dedicated sales team operating under one contract. We manage the two operating segments separately to provide appropriate senior level management oversight to our large network of converting operations.
Based on the similar economic and qualitative characteristics of the Beverage and Consumer Products operating segments, we believe that the ASC 280-10-50-11 aggregation criteria have been met and that it is appropriate to aggregate the operating segments into the Americas Paperboard Packaging reporting segment.
Aggregation of the Mills Operating Segment
The Company further considered the Mills operating segment and whether it would be most appropriate to present it as a separate reportable segment or to aggregate it into another reportable segment. The principal role of the Mills operating segment in the organization is to provide a consistent supply of paperboard for use in the converting operations, not to produce paperboard for third party sales. The economic interdependence between the mills and domestic converting facilities that is described in the “Overall Strategy” section of this letter is of such significance that the mills are neither independently commercially viable nor do they represent a marketable

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business that has prospects of future cash flows absent the presence of our integrated converting operations.
Quantitatively, the Mills operating segment’s EBITDA margin is a function of the domestic transfer pricing policy. Unlike transfer prices for paperboard sold to our international converting operations that are subject to tax-based transfer pricing policies, transfer prices for paperboard sold from our mills to our domestic converting operations are set more subjectively to drive decisions that maximize consolidated margins.
Prior to 2009, our domestic transfer price was set at [*] recorded for the Mills operating segment. In 2009, to optimize the integrated margins for the Company, a senior management-determined transfer price was established. [*] Management has adjusted this transfer price over the years to drive decisions that maximize consolidated results. Accordingly, the transfer price, is not meaningful to third party users of the financial statements, [*]. This is particularly the case for results of operations in interim periods. We strongly believe that disclosure of a measure of profitability for each of these three operating segments would be potentially misleading and confusing disclosure and not relevant to the third-party users of the financial statements because it lacks commercial significance [*].
In addition to the risk of being misleading and confusing, disclosure that the mills have EBITDA margins of [*], while disclosing the converting operations have EBITDA margins of [*], could lead third parties to inappropriately conclude that the Company should [*]. As noted above, however, these operating segments are economically interdependent, would not survive independently (absent a long term paperboard supply agreement) and are best managed as an integrated system.
Our Mills, Beverage and Consumer Products operating segments together produce folding cartons for our Americas Paperboard business, which drive our future cash flows. Other than our sales of paperboard to the open market, which are less than [*] of consolidated net sales, our only source of future cash flows relates to sales of folding cartons.
The Company’s CODM makes decisions to optimize the output of the mills, often times unfavorably impacting the results of the converting plants. The converting plants are required to purchase their paperboard from our mills unless the customer requires a substrate the mills do not manufacture or due to an occasional shortage of internally-produced paperboard. To increase mill efficiencies, we have limited the number of calipers of paperboard that the mills produce. The converting plants may have to negotiate changes with the customer or run trials to qualify the caliper of board available from the mills if it is different from what the end customer requests. The converting plants may also be required to run sub-prime paperboard (production with defects), which reduces efficiencies (usually by running at slower speeds) and may require more raw material consumption, thus increasing the production costs at the converting facilities, while increasing consolidated profitability. As part of the LRP referenced

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above, the Company is continuing to allocate resources to the mills to improve the quality of paperboard in order to improve the efficiency of the converting operations. In addition, growth is often pursued to drive paperboard volume at low converting margins. A recent example involved new business obtained in the U.K., which resulted in lower carton margins for Europe but benefited the Company as 15,000 tons of the mills’ paperboard was integrated into production.
We have also considered how our investors view our business. Our investor community attributes significant value to our ability to provide an integrated folding carton solution to our customers and focuses on the consolidated margins that can be generated from that approach. Disclosing the Mills operating segment separately will be a change in strategic direction inconsistent with investors’ views of our business and how management decisions are made. Thus, we believe the potential for confusion and shareholder value destruction is significant.
As a result of the economic and operational interdependency of the Mills and converting operations, our integration strategy, the lack of future prospects for independent cash flows, as well as the artificial nature of the Mill operating segment’s economic results given the management-established transfer pricing, management used its reasonable judgment in aggregating the Mills operating segment with the Beverage and Consumer Products operating segments in order to meet the objectives of segment reporting in ASC 280-10-50 to provide meaningful information to investors and other third parties.
We have read and understand the requirements of ASC 280-10-50-2 which states "An operating segment shall include components of a public entity that sell primarily or exclusively to other operating segments of the public entity if the public entity is managed that way. Information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses, for example, oil and gas entities. This information is also important because different activities within the entity may have significantly different prospects for future cash flows." As discussed herein, while we have identified Mills, Beverage and Consumer Products businesses as operating segments, for the reasons discussed above, we do not believe that disclosing each of these operating segments as a reporting segment is important to investors, because these operating segments have minimal future prospects for independent cash flows because of their interdependence.
Future MD&A and Business Segment Disclosure
Exhibit A contains an example of the Company’s proposed disclosure in its MD&A and its Business Segment footnote. The disclosure follows the historic disclosure structure, but we have added a table disclosing sales for folding cartons and open market paperboard within the Americas Paperboard Packaging segment. For the avoidance of doubt, the proposed disclosure set for in Exhibit A is for illustrative

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purposes only. The trends, results and other information described therein are based on our prior disclosures and may not be indicative of the actual trends, results and other information during these future periods.
Conclusion

As discussed in this letter, we concluded that aggregating our Europe and Pacific Rim operating segments into the International Paperboard Packaging reportable segment and aggregating our Consumer Products, Beverage and Mills operating segments into the Americas Paperboard Packaging reportable segment is appropriate, as in our judgment we believe such aggregation meets the objectives of ASC 280-10-50.   Further, we do not believe separate reporting of our operating segments would add to an investor’s understanding of the Company and its operating segments and could be misleading. This aggregation is consistent with the way our investors view and assess the business and its future prospects. Finally, we believe such reporting is consistent with the objective and basic principles of ASC 280, as this aggregation helps users better understand the Company’s performance, assess its prospects for future net cash flows and make more informed judgments about the Company as a whole.

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.

Very truly yours,

/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President and
Chief Financial Officer

cc:    David W. Scheible,
Chairman and Chief Executive Officer
Mr. Brad Skinner,
Securities and Exchange Commission

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EXHIBIT A

MD&A DISCLOSURE

RESULTS OF OPERATIONS

Year Ended December 31,
	2013			2014			2015
Net Sales	$	x,xxx.x		$	x,xxx.x		$	x,xxx.x
Income from Operations	$	xxx.x		xxx.x			$	xxx.x
Interest Expense, Net	(xx.x		)	(xx.x		)	(xx.x
Income before Taxes and Equity Income of Unconsolidated Entities	$	xx.x		$	xx.x		$	xxx.x
Income Tax Expense	(xx.x		)	xx.x			(xx.x
Income before Equity Income of Unconsolidated Entities	$	xx.x		$	xx.x		$	xxx.x
Equity Income of Unconsolidated Entities	x.x			x.x			x.x
Net Income	$	xx.x		$	xx.x		$	xxx.x

Prior to the sale of the multi-wall bag business on June 30, 2014, the Company reported its results in two reportable segments: paperboard packaging and flexible packaging.  As a result of the sale, the Company reevaluated its reportable segments and effective July 1, 2014, the Company began to report its results in one reportable segment: paperboard packaging. Effective xxxxxx X, 2015, the Company reevaluated its reportable segments and will now report its results in Americas Paperboard Packaging and International Paperboard Packaging. Americas Paperboard Packaging will include the North America consumer, beverage, mills and corporate. International Paperboard Packaging will include Europe and the Pacific Rim. Prior year results have been reclassified to include the remaining flexible packaging facility and corporate in the paperboard packaging segment.

THE FLEXIBLE PACKAGING SEGMENT HAS BEEN EXCLUDED BUT WILL BE INCLUDED IN PRIOR YEARS AS FLEXIBLE PACKAGING.

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2015 COMPARED WITH 2014

Net Sales

Year Ended December 31,
In millions	2015	2014	Increase (Decrease)	Percent Change
Americas Paperboard Packaging	$ x,xxx.x	$ x,xxx.x	$ xx.x	x.x%
International Paperboard Packaging	xxx.x	xxx.x	xx.x	x.x%
Total	$ x,xxx.x	$ x,xxx.x	$ xxx.x	x.x%

The components of the change in Net Sales by segment are as follows:

Year Ended December 31,
Variances
In millions	2014	Price	Volume/Mix	Divestitures	Exchange	Total	2015
Americas Paperboard Packaging	$x,xxx.x	$ x.x	$xx.x	$xx.x	$xx.x	$xx.x	$ x,xxx.x
International Paperboard Packaging	xxx.x	x.x	xx.x	xx.x	xx.x	xx.x	xxx.x
Total	$x,xxx.x	$ x.x	$xx.x	$xx.x	$xx.x	$xx.x	$x,xxx.x

Americas Paperboard Packaging

Americas Paperboard Packaging sales to external customers by business line were as follows:

Year Ended December 31,
	Net Sales				Tons
In millions			Increase				Increase
Business	2015	2014	(Decrease)%		2015	2014	(Decrease)%

Folding Carton	xxx.x	xxx.x	xxx.x	x.x%	xxx.x	xxx.x	xxx.x	x.x%
Open Market Paperboard	xxx.x	xxx.x	xxx.x	x.x%	xxx.x	xxx.x	xxx.x	x.x%
Total	xxx.x	xxx.x	xxx.x	x.x%	xxx.x	xxx.x	xxx.x	x.x%

The Company’s Net Sales from Americas paperboard packaging for the year ended December 31, 2015 increased by $xx.x million or x.x% to $x,xxx.x million from $x,xxx.x million for the same period in 2014. The

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increase was driven by the North American acquisitions of approximately $xx million. Due to the continuation of soft demand in key end-markets, folding carton sales in certain consumer product markets, primarily frozen food and cereal, declined. Beverage volumes are up slightly due to the craft beer and specialty beverage markets and open market sales, but volumes were down in big beer and soft drink. Net Sales were also negatively impacted by unfavorable exchange rates, primarily in the Canada and Mexico and by lower pricing due to deflationary cost pass throughs. These declines were offset by increased sales of paperboard in the open market and new products. Open market sales were up x% due to higher selling prices for CRB.

International Paperboard Packaging

The Company’s Net Sales from International paperboard packaging for the year ended December 31, 2015 increased by $xx.x million or x.x% to $x,xxx.x million from $x,xxx.x million for the same period in 2014.

Income (Loss) from Operations

Year Ended December 31,
In millions	2015	2014	Increase (Decrease)	Percent Change
America Paperboard Packaging	$ xxx.x	$ xxx.x	$ xx.x	x.x%
International Paperboard Packaging	xxx.x	xxx.x	xx.x	x.x%
Total	$ xxx.x	$ xxx.x	$ xx.x	x.x%

The components of the change in Income (Loss) from Operations by segment are as follows:

Year Ended December 31,
Variances
In millions	2014	Price	Volume/Mix	Divestitures	Inflation	Exchange	(b) Other	Total	2015
Americas Paperboard Packaging	$ xxx.x	$ xx.x	$ x.x	$ —	$ x.x	$ x.x	$ x.x	$ x.x	$xxx.x
International Paperboard Packaging	xxx.x	—	—	xxx.xx	—	—	—	xxx.x	—
Total	$ xx.x	$ xx.x	$ x.x	$ xxx.x	$ x.x	$ x.x	$x.x	$xxx.x	$xxx.x

(b) Includes the Company's cost reduction initiatives, sales of assets and expenses related to acquisitions and integration activities and shutdown costs.

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Americas Paperboard Packaging

The Company’s Income from Operations from Americas paperboard packaging for the year ended December 31, 2015, decreased by $x.x million or x.x% to $xxx.x million from $xxx.x million for the same period in 2014 due to the lower pricing, unfavorable exchange rates and inflation. These decreases were partially offset by the result of cost savings through continuous improvement programs as well as general and administrative cost savings following the divestitures in 2014 and the acquisitions. The higher costs in 2015 are primarily related to labor and benefits ($x.x million) and wood ($x.x million), partially offset by lower costs for energy ($x.x million), primarily due to the price of natural gas, freight ($x.x million), chemicals ($x.x million), externally purchased board ($x.x million) and other costs ($x.x million).

International Paperboard Packaging

The Company’s Income from Operations from International paperboard packaging for the year ended December 31, 2015, decreased by $x.x million or x.x% to $xxx.x million from $xxx.x million for the same period in 2014 due to the lower pricing, unfavorable exchange rates and inflation. The higher costs in 2015 are primarily related to labor and benefits ($x.x million) and wood ($x.x million), partially offset by lower costs for energy ($x.x million), primarily due to the price of natural gas, freight ($x.x million), chemicals ($x.x million), externally purchased board ($x.x million) and other costs ($x.x million).

SEGMENT FOOTNOTE DISCLOSURE
Note XX. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION
Prior to the sale of the multi-wall bag business on June 30, 2014, the Company reported its results in two reportable segments: paperboard packaging and flexible packaging.  As a result of the sale, the Company reevaluated its reportable segments and effective July 1, 2014, the Company began to report its results in one reportable segment: paperboard packaging. Effective xxxxxxx X, 2015, the company reevaluated its reportable segments and will now report its results in Americas Paperboard Packaging and International Paperboard Packaging. Americas Paperboard Packaging will include the North America consumer, beverage, mills and corporate. International Paperboard Packaging will include Europe and the Pacific Rim. Prior year results have been reclassified to include the remaining flexible packaging facility and corporate in the paperboard packaging segment.

The accounting policies of the reportable segments are the same as those described above in Note 1 – Nature of Business and Summary of Significant Accounting policies.

The Americas paperboard packaging segment is highly integrated and includes a system of mills and plants in North and South America that produce a broad range of paperboard grades convertible into folding cartons and includes three operating segments that have been aggregated into one reportable segment. Folding cartons are used primarily to protect products, such as food, detergents, paper products, beverages and health and beauty aids, while providing point of purchase advertising. This segment includes the design, manufacture and installation of packaging machinery related to the assembly of cartons as well as the production and sale of corrugated medium and kraft paper from the paperboard mills in the U.S.

CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
Page 16 of 16	PURSUANT TO 17 C.F.R. §200.83

The International paperboard segment includes a system of plants or outside converting operations in Europe and the Pacific Rim to produce folding cartons from paperboard produced at the Company’s mills or externally purchased. These folding cartons are also used primarily to protect products, such as food, detergents, paper products, beverages and health and beauty aids, while providing point of purchase advertising.

The previously reported flexible packaging segment produced draft paper and converted kraft and specialty paper into products which included multi-wall bags, such as pasted valve, pinched bottom, sewn open mouth and woven polypropylene, and coated paper.

The Company did not have any one customer who accounted for 10% or more of the Company’s net sales during xxxx, xxxx and xxxx.

Year Ended December 31,
In millions	2015	2014	2013
NET SALES:
Americas Paperboard Packaging
International Paperboard Packaging
Flexible Packaging
Eliminations
Total

INCOME FROM OPERATIONS:
Americas Paperboard Packaging
International Paperboard Packaging
Flexible Packaging
Total

CAPITAL EXPENDITURES:
Americas Paperboard Packaging
International Paperboard Packaging
Flexible Packaging
Total

DEPRECIATION AND AMORTIZATION:
Americas Paperboard Packaging
International Paperboard Packaging
Flexible Packaging
Total

CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
Page 17 of 17	PURSUANT TO 17 C.F.R. §200.83

December 31,
In millions	2015	2014	2013
ASSETS AT DECEMBER 31:
Americas Paperboard Packaging
International Paperboard Packaging
Flexible Packaging
Total

Business geographic area information is as follows:

Year Ended December 31,
In millions	2015	2014	2013
NET SALES:
U.S./Canada
Central/South America
Europe
Asia Pacific
Eliminations
Total

In millions	2015	2014	2013
ASSETS AT DECEMBER 31:
U.S./Canada
Central/South America
Europe
Asia Pacific
Total